# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPRUCE BIOSCIENCES, INC., CIK 0001683553
CUSIP: 85209E208
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 611 GATEWAY BOULEVARD, SUITE 740, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 146,988; shared voting power 0; sole dispositive power 146,988; shared dispositive power 0; aggregate amount beneficially owned 146,988 (5.1% of the class)
  Comment: AWM Investment Company, Inc., a Delaware Corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP) and Special Situations Life Sciences Fund, L.P. (SSLS). As the investment adviser to the Funds, AWM holds sole voting and investment power over 29,033 Common Shares held by CAYMAN, 99,618 Common Shares held by SSFQP and 18,337 Shares held by SSLS.

## Item 1. Issuer
Name of issuer: SPRUCE BIOSCIENCES, INC.
Address of issuer's principal executive offices: 611 GATEWAY BOULEVARD, SUITE 740, SOUTH SAN FRANCISCO, CALIFORNIA, 94080

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP) and Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (SSLS). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP; and LS Advisers, L.L.C., a New York limited liability company (LS). Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence: The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 146,988
Percent of class: 5.1
Sole power to vote or to direct the vote: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting power over 29,033 Common Shares held by CAYMAN, 99,618 Common Shares held by SSFQP and 18,337 Shares held by SSLS. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 29,033 Common Shares held by CAYMAN, 99,618 Common Shares held by SSFQP and 18,337 Shares held by SSLS. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (08/14/2026)